UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SeraCare Life Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

81747T104

(CUSIP Number)

Martin Shkreli MSMB Capital Management, LLC 330 Madison Ave., 6th floor New York, NY 10017 (646) 495 - 5073

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

1	NAME OF REPORTING PERSONS Bloomfield Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,946 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 45,946 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,946 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24% (see Item 4)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Pompeii Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 45,946 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 45,946 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,946 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24% (see Item 4)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS MSMB Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 45,946 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 45,946 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,946 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24% (see Item 4)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS MSMB Healthcare LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 950,777 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 950,777 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,777 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93% (see Item 4)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS MSMB Healthcare Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 950,777 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 950,777 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,777 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93% (see Item 4)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS MSMB Healthcare Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 950,777 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 950,777 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,777 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93% (see Item 4)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Martin Shkreli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 996,723 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 996,723 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 996,723 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.17% (see Item 4)
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common  Stock”), of SeraCare Life Sciences, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 37 Birch Street, Milford, Massachusetts 01757.

Item 2.  Identity and Background

The persons filing this statement are Bloomfield Partners LP (“Bloomfield”), Pompeii Management, LLC (“Pompeii”), MSMB Capital Management, LLC (“MSMB Capital”), MSMB Healthcare LP (“MSMB Healthcare”), MSMB Healthcare Investors LLC (“MSMB Investors”), MSMB Healthcare Management LLC (“MSMB Management”) and Martin Shkreli, a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is 330 Madison Avenue, 6th Floor, New York, NY 10017.

Pompeii is the general partner of Bloomfield and MSMB Capital is the special limited partner and investment manager of Bloomfield.  MSMB Investors is the general partner of MSMB Healthcare and MSMB Management is the investment advisor of MSMB Healthcare.  Mr. Shkreli is the managing member of MSMB Capital, MSMB Investors and MSMB Management and, as such, is in a position to determine the investment and voting decisions made by each of the Reporting Persons.

Each of Bloomfield and Pompeii is organized in Texas.  MSMB Capital is organized in New York.  Each of MSMB Healthcare, MSMB Investors and MSMB Management is organized in Delaware.  Each of Bloomfield and MSMB Healthcare is primarily engaged in the business of investing in securities.  Pompeii is primarily engaged in the business of serving as the general partner of Bloomfield.  MSMB Investors is primarily engaged in the business of serving as the general partner of MSMB Healthcare.  Each of MSMB Capital and MSMB Management are primarily engaged in the business of investment advising and management.

Mr. Shkreli’s present principal occupation or employment is serving as (i) the managing member of MSMB Capital, (ii) the managing member of MSMB Investors, (iii) the managing member of MSMB Management and (iv) the Chief Executive Officer of Retrophin, LLC, a privately held biotechnology company.

None of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons hold, in the aggregate, 996,723 shares of Common Stock.  The aggregate purchase price of the shares of Common Stock purchased by the Reporting Persons collectively was approximately $3,867,285 (including commissions).  The source of funding for the purchase of these shares of Common Stock was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock that they beneficially own for investment purposes in the ordinary course of their business of investing in securities.  The Reporting Persons intend to seek to have conversations with the Issuer’s management to discuss the business operations of the Issuer, the maximization of stockholder value and the proposal described below.

On June 23, 2011, MSMB Capital delivered a letter to the Issuer (the “June 23 Letter”), notifying the Issuer of its proposal to purchase all of the outstanding shares of Common Stock of the Issuer for $4.25 per share.  MSMB Capital also clarified that its proposal is not subject to a financing condition.  In connection with the proposal, MSMB Capital stated that the proposal was subject to the performance of cursory due diligence of the Issuer and customary closing conditions, and is contingent on the Issuer entering into a definitive agreement with MSMB Capital prior to July 29, 2011.  MSMB Capital’s proposal represented a 22% premium above the closing price of the Issuer’s stock on June 22, 2011 and a 24% premium based on the trailing twenty-day average closing price.  In the event that the proposal is not accepted, MSMB Capital may make an offer directly to stockholders of the Issuer.  The Reporting Persons believe that it is imperative that the Issuer be sold now to prevent further erosion to stockholder value, and that this offer will provide stockholders with an immediate and certain path to a premium, all-cash transaction that will eliminate the risk of erosion of value as well as future market risk.  The Reporting Persons believe that this proposal will help stockholders of the Issuer maximize their investments by offering them an alternative that provides immediate liquidity.

On July 12, 2011, MSMB Capital delivered a second letter to the Issuer (the “July 12 Letter”), restating its proposal to purchase all of the outstanding shares of Common Stock of the Issuer.  As stated in the letter, the Reporting Persons believe that the inaction of the board of directors of the Issuer (the “Board”) demonstrates its refusal to prioritize the stockholders’ interests.  The Issuer’s recent operating performance adds to the Reporting Persons’ concern regarding the Board’s understanding of its obligations.  MSMB Capital is prepared to immediately begin the due diligence process and proceed quickly.  MSMB Capital and the other Reporting Persons want to help stockholders maximize their investment in the Issuer by providing them immediate liquidity, and request that the Board give serious consideration to the proposal.  If the Issuer is not willing to seriously discuss the proposal, MSMB Capital is prepared to take necessary steps to preserve and maximize stockholder value.

The complete terms of the proposal are set forth in the June 23 Letter and the July 12 Letter filed herewith.  A copy of the June 23 Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the June 23 Letter are qualified in their entirety by reference to the June 23 Letter.  A copy of the July 12 Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the July 12 Letter are qualified in their entirety by reference to the July 12 Letter.

The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities and/or derivative securities relating thereto (collectively, “Securities”) of the Issuer in the open market or otherwise.  They reserve the right to dispose of any or all of their shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 996,723 shares of Common Stock, representing approximately 5.17% of the Issuer’s outstanding Common Stock (based on 19,282,677 shares of Common Stock outstanding as of April 30, 2011, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer on May 12, 2011).

(b) Bloomfield has sole voting power and sole dispositive power with regard to 45,946 shares of Common Stock.  Each of Pompeii, MSMB Capital and Mr. Shkreli have shared voting power and shared dispositive power with regard to such shares of Common Stock.  MSMB Healthcare has sole voting power and sole dispositive power with regard to 950,777 shares of Common Stock.  Each of MSMB Investors, MSMB Management and Mr. Shkreli have shared voting power and shared dispositive power with regard to such shares of Common Stock.

Each of Pompeii, MSMB Capital and Mr. Shkreli, by virtue of their relationships to Bloomfield, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Bloomfield directly beneficially owns.  Each of MSMB Investors, MSMB Management and Mr. Shkreli by virtue of their relationships to MSMB Healthcare, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which MSMB Healthcare directly beneficially owns.  Each of Pompeii, MSMB Capital, MSMB Investors, MSMB Management and Mr. Shkreli disclaim beneficial ownership of such shares of Common Stock for all other purposes.

(c) During the past 60 days, the Reporting Persons made open market purchases of an aggregate of 996,723 shares of Common Stock from June 21, 2011 through July 11, 2011, for a price per share ranging from $3.21 to $4.06.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Joint Filing Agreement of the Reporting Persons
2.	June 23 Letter of MSMB Capital
3.	July 12 Letter of MSMB Capital

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 12, 2011

BLOOMFIELD PARTNERS LP

/s/ Martin Shkreli
Name: Martin Shkreli
Title:  Authorized Person

POMPEII MANAGEMENT, LLC

/s/ Martin Shkreli
Name: Martin Shkreli
Title: Authorized Person

MSMB CAPITAL MANAGEMENT, LLC

/s/ Martin Shkreli
Name: Martin Shkreli
Title: Managing Member

MSMB HEALTHCARE LP
By MSMB Healthcare Investors LLC, its general partner

/s/ Martin Shkreli
Name: Martin Shkreli
Title: Managing Member

MSMB HEALTHCARE INVESTORS LLC

/s/ Martin Shkreli
Name: Martin Shkreli
Title: Managing Member

MSMB HEALTHCARE MANAGEMENT LLC

/s/ Martin Shkreli
Name: Martin Shkreli
Title: Managing Member

/s/ Martin Shkreli
Martin Shkreli